

February 8, 2011

Mr. Robert Andrade
Chief Financial Officer
Adherex Technologies, Inc.
501 Eastowne Drive, Suite 140
Chapel Hill, NC 27514

     Re: Adherex Technologies, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2010
          Definitive Proxy Statement on Schedule 14A
          Forms 10-Q for Quarterly Periods Ended March 31, 2010, June 30, 2010
          and September 30, 2010
          File No. 001-32295

Dear Mr. Andrade:

     We have completed our review of the above referenced filings and have no further comments at this time.

          Sincerely,

          Melissa N. Rocha
          Branch Chief